November 22, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace W. Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds I
	File No.:	811-08282
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 2, 2016 and November 3, 2016, regarding the post-effective amendment to the Loomis Sayles Funds I (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Core Disciplined Alpha Bond Fund (the “Fund”), which was filed with the Commission on September 16, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

1.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year from the effective date of the prospectus.

Response. The Registrant confirms that this undertaking is in effect through January 31, 2018, and has inserted this date into Footnote 1.

2.	Comment. Please explain how the Fund plans to maintain a risk profile similar to the Bloomberg Barclays U.S. Aggregate Bond Index (the “Index”) while investing in foreign securities without limitation.

Response. The Registrant respectfully submits that it intends to maintain a risk profile similar to the Index by investing in U.S. dollar-denominated foreign securities that are either included in the Index or have risk characteristics that are similar to the Index. The Registrant notes that foreign securities comprised approximately 8.77% of the Index as of October 31, 2016.

3.	Comment. Will the Fund invest in below investment-grade commercial mortgage-backed securities? If so, please disclose the percentage of the Fund’s net assets that will be invested in these securities.

Response. The Fund does not expect to invest in below investment-grade commercial mortgage-backed securities. Accordingly, the Registrant believes that no additional disclosure is necessary.

4.	Comment. The third paragraph of the “Principal Investment Strategies” section states that frequent trading “may produce a high level of taxable gains, as well as increased trading costs, which may lower the Fund’s returns.” Please consider moving this disclosure to the “Principal Risks” section as this is risk disclosure.

Response. The Registrant respectfully submits that, pursuant to Instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include disclosure regarding the potential impact of active and frequent trading (including the tax consequences and trading costs associated with portfolio turnover) in the “Principal Investment Strategies” section rather than in the “Principal Risks” section. Accordingly, no changes to the disclosure have been made.

5.	Comment. The third paragraph of the “Principal Investment Strategies” section states that the portfolio management team “harvests alpha.” Please explain this term in plain English.

Response. In response to this comment, the Registrant has revised the last sentence of the third paragraph of the “Principal Investment Strategies” section as follows:

“The portfolio management team identifies relative value opportunities and ~~harvests alpha quickly once expectations are met~~ seeks to sell a security when its target level valuation is reached and the security has become fully valued.”

6.	Comment. The “Principal Risks” section discloses “Below Investment-Grade Fixed-Income Securities Risk” as a principal risk. Please confirm that investing in below investment-grade fixed-income securities is part of the Fund’s principal investment strategy. If so, please add disclosure to the “Principal Investment Strategies” section including disclosure that below investment-grade fixed-income securities are commonly known as “junk bonds.”

Response. The Registrant notes that the Fund does not intend to invest in below investment-grade fixed-income securities as part of its principal investment strategy. Accordingly, the Registrant has removed the “Below Investment-Grade Fixed-Income Securities Risk” disclosure from the “Principal Risks” section.

7.	Comment. Please cross-check the “Principal Risks” section against the “Principal Investment Strategies” section to determine if any additional risk disclosure about specific investment types (e.g., corporate bonds, agency debt, etc.) is necessary.

Response. The Registrant has carefully considered the Staff’s comment and respectfully submits that the current disclosure regarding “Credit/Counterparty Risk,” “Interest Rate Risk,” “Liquidity Risk,” and “Market/Issuer Risk” adequately discloses the risks associated with the Fund’s investment in corporate bonds. In response to this comment, the Registrant has added the following disclosure to the “Principal Risks” section:

“Agency Securities Risk: Agency securities are subject to fixed-income securities risk. Certain debt securities issued or guaranteed by agencies of the U.S. government are guaranteed as to the payment of principal and interest by the relevant entity but have not been backed by the full faith and credit of the U.S. government. Instead, they have been supported only by the discretionary authority of the U.S. government to purchase the agency’s obligations. An event affecting the guaranteeing entity could adversely affect the payment of principal or interest or both on the security and, therefore, these types of securities should be considered to be riskier than U.S. government securities.”

8.	Comment. The second sentence of the “Derivatives Transactions” subsection in the “More Information About Investment Strategies” section makes a reference to forward transactions and foreign currency transactions. Please confirm that investing in forward transactions and foreign currency transactions is not a principal investment strategy of the Fund. If appropriate, please consider additional disclosure regarding forward transactions, foreign currency transactions, non-centrally cleared swaps and over-the-counter derivatives as risks.

Response. The Registrant notes that the Fund may invest in when-issued and “to be announced” securities as a principal investment strategy. The Registrant confirms that investing in foreign currency transactions is not a principal investment strategy of the Fund. In addition, the Fund does not intend to invest in non-centrally cleared swaps or over-the-counter derivatives as a principal investment strategy. In response to this comment, the Registrant has revised the last paragraph of the “Principal investment Strategies” section as follows:

“The fixed-income securities in which the Fund may invest include, among other things, corporate bonds and other debt securities, U.S. government and agency securities, mortgage-related securities (including adjustable rate mortgage securities, mortgage dollar rolls and collateralized mortgage obligations) and other asset-backed securities, when-issued and “to be announced” securities, securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”), structured notes and convertible securities.”

9.	Comment. The second paragraph of the “Foreign Securities Risk” subsection in the “More About Risk” section makes a reference to foreign currencies. Please confirm that investing in foreign currencies is not a principal investment strategy of the Fund. If investing in foreign currencies is a principal strategy, please consider whether currency blockage is an issue. If investing in foreign securities traded in the United States or through depositary receipt programs is a principal strategy, please consider adding disclosure to the “Principal Investment Strategies” section of the prospectus.

Response. The Registrant confirms that the Fund does not currently intend to invest in foreign currencies. The Registrant confirms that investing in foreign securities traded in the U.S. is a principal investment strategy and notes that the “Principal Investment Strategies” section of the prospectus includes the following disclosure:

“The Fund may invest in U.S. dollar-denominated foreign securities including, but not limited to, Yankee Bonds and securities issued by foreign governments, their agencies, instrumentalities and sponsored entities.”

The Registrant believes that this disclosure adequately describes the Fund’s strategy of investing in U.S. dollar-denominated foreign securities. Accordingly, no changes to the disclosure have been made.

10.	Comment. Item 10(a)(1)(iii) of Form N-1A requires the Fund’s prospectus to include a statement that a discussion regarding the basis for the Board of Trustees approval of the Fund’s investment advisory contract is available in the Fund’s annual or semi-annual report to shareholders, and providing the period covered by the relevant report. Please add disclosure referencing the relevant period.

Response. In response to this comment the Registrant has revised the third paragraph of the “Investment Adviser” subsection in the “Management” section of the prospectus as follows:

“A discussion of the factors considered by the Fund’s Board of Trustees in approving the Fund’s investment advisory contract will be available in the Fund’s ~~first report to shareholders~~ annual or semi-annual report to shareholders for the fiscal period ended March 31, 2017.”

11.	Comment. In the “How Fund Shares Are Priced” section, there is a footnote no. 1 referenced, but there is no corresponding footnote.

Response. In response to this comment, the Registrant has added to the following footnote to the “How Fund Shares Are Priced” section:

“1 Please see the section “How to Purchase Shares,” which provides additional information regarding who can receive a purchase order.”

12.	Comment. The last sentence of the third paragraph of the “How to Purchase Shares” section makes reference to the “Restrictions on Buying, Selling and Exchanging Shares” section. Please confirm that this reference accurately reflects the name of the section referenced.

Response. In response to this comment, the Registrant has renamed the “Restrictions on Buying and Selling Shares” section as “Restrictions on Buying, Selling and Exchanging Shares.”

13.	Comment. Please consider revising the “Restrictions On Buying and Selling Shares” section to include any relevant restrictions on exchanging shares.

Response. The Registrant has reviewed the information in the “How to Exchange Shares” and “Restrictions on Buying, Selling and Exchanging Shares” sections and respectfully submits that the existing disclosure sufficiently describes the Fund’s policies regarding the exchange of shares.

14.	Comment. Please confirm that the disclosure related to the prior performance of the Adviser’s similarly managed accounts will not appear in the Fund’s summary prospectus or the risk/return summary of the statutory prospectus.

Response. The Registrant confirms that the disclosure related to the prior performance of the Adviser’s similarly managed accounts will not appear in the Fund’s summary prospectus or the risk/return summary of the statutory prospectus.

15.	Comment. Please consider removing the Fund’s name from the subheading of the “Prior Performance of the Adviser’s Similarly Managed Accounts” section of the prospectus.

Response. The Registrant respectfully submits that the removal of the Fund’s name from the subheading could cause confusion during the next annual update of the Fund’s registration statement when the disclosure is incorporated into a prospectus that includes multiple funds. Accordingly, no changes to the disclosure have been made.

16.	Comment. Please supplementally confirm that the Registrant has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response. The Registrant confirms that it has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

17.

Comment. The third paragraph of the “Prior Performance of the Adviser’s Similarly Managed Accounts” section states that the Composite includes all discretionary accounts managed by Loomis Sayles for at least one month. Please supplementally confirm that the exclusion of any accounts that were managed for less than one month would not materially affect the calculation of the Composite and include an explanation as to why such accounts were excluded.

Response. The Registrant excludes accounts managed for less than one month because the Registrant believes such accounts may not be fully invested and their performance therefore may not represent the performance of “substantially similar” accounts. The Registrant believes that the exclusion of accounts managed by Loomis Sayles for less than one month is appropriate in order to make the presentation of prior performance not misleading. The Composite data is provided to illustrate past performance of Loomis Sayles in managing substantially similar accounts and the Registrant submits that accounts that are managed with investment objectives, policies, strategies, risks and investment restrictions substantially similar to those of the Fund generally require at least one month to become fully invested. Therefore, the Registrant believes that an account that operated for less than a month would not be “substantially similar” to the Fund and its results should not be included in the Composite.

In addition, like many others in the asset management industry, the Registrant constructs and calculates the Composite in accordance with the Global Investment Performance Standards® (“GIPS”) and notes that the exclusion from the Composite of accounts managed for less than one month is consistent with GIPS, which permits an account to be excluded from the Composite until the account has been invested according to its strategy for at least one complete calendar month.

18.	Comment. The third paragraph of the “Prior Performance of the Adviser’s Similarly Managed Accounts” section of the prospectus states that the calculation of the Composite reflects the deduction of brokerage commissions and advisory fees. Please disclose that the calculation of the Composite is net of all actual fees and expenses, including sales loads. If custodial fees are deducted from the calculation of the Composite, please disclose the deduction of these fees.

Response. The Registrant notes that the calculation of the Composite’s performance reflects the deduction of all actual transaction costs and expenses paid by the accounts in the Composite, including brokerage commissions and execution costs. The Registrant respectfully submits that sales loads are not included in the calculation of the Composite’s performance because the accounts in the Composite are not subject to sales loads. The Registrant also notes that the calculation of the Composite’s performance also reflects the deduction of a “model” investment advisory fee, which represents the standard (highest) fee schedule applicable to each account in the Composite, as permitted by and consistent with GIPS and the Staff’s guidance in J.P. Morgan Investment Management, Inc., SEC No-Action Letter (pub. avail. May 7, 1996). The Registrant confirms that, also consistent with GIPS, custodial fees are not deducted from the calculation of the Composite’s performance. Accordingly, the Registrant respectfully submits that no changes to the disclosure are appropriate.

Statement of Additional Information (“SAI”)

1.	Comment. For purposes of Restriction #1 in the section “Investment Restrictions,” does the Registrant consider asset-backed securities to be a separate industry, or are they classified in the industry of their underlying reference instrument?

Response. The Registrant believes that the economic characteristics of asset-backed securities are sufficiently broad, with materially different risk profiles and underlying assets,

that they should not be classified as belonging to any one industry. The Fund will limit its investments in asset-backed securities based on the specific underlying asset of each asset-backed security. For example, the Fund will limit its investments in asset-backed securities backed by car loans to less than 25% of the Fund’s total assets and will limit its investments in asset-backed securities backed by credit cards to less than 25% of the Fund’s total assets.

2.	Comment. For purposes of Restriction #1 in the section “Investment Restrictions,” does the Registrant consider “water” to be a separate industry similar to telephone, gas and electric public utilities?

Response. The Registrant confirms that it considers “water” to be a separate industry similar to telephone, gas and electric public utilities.

3.	Comment. Please confirm that all of the securities referenced in the table at the beginning of the “Investment Strategies and Risks” section have corresponding disclosure in the “Types of Securities” section.

Response. The Registrant confirms that all of the securities referenced in the table at the beginning of the “Investment Strategies and Risks” section have corresponding disclosure in the “Types of Securities” section. The Registrant respectfully notes that the table includes multiple examples of certain types of securities. For example, “Foreign Government Securities,” “U.S. Government Securities,” and “Below Investment-Grade Fixed-Income Securities” are all types of “Fixed-Income Securities.”

4.	Comment. The “Foreign Securities” sub-section of “Types of Securities” section of the SAI states that “most foreign securities are denominated in foreign currencies.” Consider adding disclosure regarding foreign securities that are denominated in U.S. dollars.

Response. In response to the comment the Registrant will add the following disclosure after the first paragraph of the “Foreign Securities” section:

“Foreign securities may also include U.S. dollar-denominated securities issued by foreign governments and their agencies and foreign financial institutions and other companies. For example, some foreign companies raise capital by selling U.S. dollar-denominated bonds to institutional investors in the U.S. U.S. dollar-denominated foreign securities are subject to the risks associated with foreign securities generally. U.S. dollar-denominated foreign securities may also be subject to foreign currency risk, because exchange rate movements may have an indirect influence on the market price of these securities to the extent they impact the financial condition of the non-U.S. issuer or the trading market for the securities.”

5.	Comment. The “Exchange-Traded Fund” subsection states that an “index may be actively managed.” Please clarify whether this means that the index or the exchange-traded fund may be actively managed.

Response. In response to this comment, the Registrant has replaced the third sentence of the “Exchange-Traded Fund” subsection with the following sentence:

“The ETF may be actively managed.”

6.	Comment. Please update the table in the “Trustees and Officers” to reflect all of the current information for the Trustees and Officers of the Registrant.

Response. The Registrant has updated the table to reflect all of the current information for its Trustees and Officers.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Loomis Sayles Funds I

cc:	Rosa Licea-Mailloux, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.